EXHIBIT 99.1

News for Immediate Release

Electrovaya Provides a Business Update Electrovaya Enters into a Strategic Supply

Agreement with Janus Electric with Approximately $26 Million in Initial Orders

Electrovaya has also agreed to invest approximately $1.4 million in Janus for up to 4.2 million shares, together with up to 6.3 million warrants

Toronto, Ontario – October 28, 2026 – Electrovaya Inc. ("Electrovaya" or the "Company") (Nasdaq: ELVA) (TSX: ELVA), a lithium-ion battery technology and manufacturing company, today announced that it has entered into a strategic supply agreement with Janus Electric Holdings Limited ("Janus") (ASX: JNS), an Australian developer of diesel-to-electric conversion and battery-swapping systems for Class 8 heavy-duty trucks, with approximately $26 million in initial purchase orders for Electrovaya's lithium-ion battery systems to meet initial demand for Janus products in the United States and Canada. As part of the strategic alignment, Electrovaya has entered into a term sheet to invest approximately US$1.4 million in Janus for up to 4.2 million shares, together with up to 6.3 million warrants.

Class 8 trucks, the heaviest category of on-road commercial vehicles, are among the largest consumers of diesel fuel, making their electrification one of the most significant, and most demanding, applications for battery technology. Janus's approach converts existing diesel prime movers to battery-electric operation and pairs them with swappable battery packs and Janus Charge & Change Stations, allowing fleets to exchange batteries in minutes rather than wait hours to recharge, and to electrify without the capital cost of purchasing new trucks. Electrovaya's lithium-ion battery systems, which incorporate its proprietary Infinity Battery Technology and are designed for safety, reliability and long cycle life in high-utilization applications, are well suited to the repeated daily swap cycles of this model.

Janus has built a significant order book across the United States, Canada and Australia. To date, Janus has secured orders and commitments for 118 truck conversions in the United States and Canada. In Australia, Janus continues to serve existing customers and is advancing a pipeline of opportunities across the mining, linehaul and quarry sectors. Approximately 600kWh of Electrovaya batteries are utilized per truck conversion.

With deliveries to Janus now underway, Electrovaya is supplying battery systems to support the start of Janus's North American customer deployments. Electrovaya is also expanding its North American manufacturing capacity, including lithium-ion cell, module and battery pack production at its facility in Jamestown, New York, which is expected to come online during the Company's 2027 fiscal year.

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“Electrovaya is an important partner to Janus Electric, and we're particularly pleased it has decided to invest directly in our business. The investment is a strong vote of confidence in our technology and approach to electrifying heavy transport,” said Ben Hutt, Managing Director and CEO of Janus Electric. “Reliable battery supply is critical to our growth, and Electrovaya's expanding North American manufacturing capabilities will be important as we scale. Both companies see considerable opportunity in this market, and we look forward to building on our partnership.”

“Class 8 trucking is one of the most exciting and demanding frontiers in electrification, and Janus has demonstrated real commercial traction with fleets in the United States, Canada and Australia,” said Dr. Raj Das Gupta, CEO of Electrovaya. “Janus has developed a practical solution to one of the major challenges facing heavy transport, enabling diesel-powered trucks to be converted to electric without compromising their commercial operations. With deliveries now underway, we are pleased to support Janus as it moves from orders to deployments. Our strategic investment, together with the warrants, aligns us closely with Janus's long-term growth.”

In conjunction with the supply agreement, Electrovaya has entered into a term sheet to make a strategic equity investment of approximately A$2.0 million (US$1.4 million) in Janus by way of a direct placement. The placement shares will be issued at the five-day volume-weighted average price of Janus shares on the Australian Securities Exchange ("ASX") prior to signing, totalling approximately 4.2 million shares. At completion, Janus will also issue to Electrovaya, for no additional consideration, warrants equal to 150% of the number of placement shares issued. Each warrant will be fully vested on issuance, will entitle Electrovaya to acquire one ordinary share of Janus at an exercise price equal to 125% of the placement issue price, and will expire three years from the date of issuance. Completion of the placement is subject to customary conditions, including ASX quotation of the placement shares and receipt of any required approvals. Janus intends to use the proceeds for working capital purposes.

Investor Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com

905-855-4618

Media Contact:

ICR Inc.

electrovaya@icrinc.com

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown, New York for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

About Janus Electric Holdings Limited

Janus Electric Holdings Limited (ASX: JNS) is an Australian electric vehicle technology company that converts diesel prime movers to battery-electric operation and provides swappable battery packs and Charge & Change Stations for heavy-duty trucking fleets in Australia and North America.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the Company’s supply agreement with Janus, the value, timing and fulfillment of purchase orders and deliveries under that agreement, the completion, terms and expected benefits of the Company’s equity investment in Janus and the related warrants, Janus’s order book and customer deployments, the timing and success of the start-up of manufacturing at the Company’s Jamestown, New York facility, the expected benefits of regional battery production, and demand for battery systems in Class 8 and other heavy-duty truck applications. Forward-looking statements can generally be identified by words such as “expects,” “anticipates,” “believes,” “intends,” “plans,” “will,” “may” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially, including the confirmation of delivery schedules for the Janus purchase orders, Janus’s ability to convert its orders and commitments, including conditional orders, into deliveries, the availability of customer incentive programs, the satisfaction of conditions to completion of the Janus placement, including ASX quotation and required approvals, fluctuations in the Janus share price and currency exchange rates, the timing of customer orders and deliveries, equipment testing and commissioning outcomes, supply chain conditions, macroeconomic and trade conditions, and the other risk factors described in the Company’s filings with securities regulators. The purchase orders from Janus referenced in this release will not become binding until a delivery schedule has been confirmed, and there can be no assurance that the full value of such orders will be realized. U.S. dollar amounts converted from Australian dollars are approximate and based on prevailing exchange rates. Except as required by law, the Company undertakes no obligation to update any forward-looking statement.

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